Exhibit 99.7

CONSENT OF EXPERT
May 2, 2025
Eldorado Gold Corporation
United States Securities and Exchange Commission
Ladies and Gentlemen:
Re: Eldorado Gold Corporation
I, Philippe Groleau, do hereby consent to:

(1)the inclusion in this Current Report on Form 6-K of Eldorado Gold Corporation (the “Company”) of the scientific and/or technical information relating to the Company’s Mineral Reserves for Ormaque contained in the Company’s Management Proxy Circular and Notice of the Company’s 2025 Annual and Special Meeting of Shareholders (the “Technical Information”) being filed with the United States Securities and Exchange Commission (the “SEC”) under cover of Form 6-K; and

(2)the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent, the use of my name and the Technical Information into (i) the Company’s Registration Statement on Form F-10 (333-272043) and (ii) the Company’s Registration Statements on Form S-8 (Nos. 333-261772, 333-103898, 333-107138, 333-122683, 333-145854, 333-153894, 333-160349, 333-176184, 333-180504, 333-197861 and 333-230600), and any amendments thereto, filed with the SEC.

By:	/s/Philppe Groleau
Philippe Groleau, P. Eng. (OIQ No. 5032770)
Eldorado Gold Corporation
Senior Strategic Planner